SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-18298

UNITRIN, INC. 401(K) SAVINGS PLAN

A. (Full Title of Plan)

Unitrin, Inc.

One East Wacker Drive

Chicago, IL 60601

B. (Name and Address of Issuer of Securities Held Pursuant to Plan)

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2005, consists of the audited financial statements of the Unitrin, Inc. 401(k) Savings Plan for the year ended December 31, 2005, and the related schedule thereto. The Unitrin, Inc. 401(k) Savings Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedule furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee

Unitrin, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Unitrin, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

June 26, 2006

Unitrin, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2005 and 2004

(Dollars in Thousands)

	2005	2004
Assets
Participant-Directed Investments (See Note 3)	$240,869	$226,943
Cash	10	—
Employer Contributions Receivable, Net of Forfeitures of $16 in 2005 and $0 in 2004	462	526
Participant Contributions Receivable	1,337	1,497

Total Assets	242,678	228,966

Liabilities

Other Liabilities	—	316

Net Assets Available for Benefits	$242,678	$228,650

The Notes to the Financial Statements are an integral part of these financial statements.

Unitrin, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2005

(Dollars in Thousands)

Additions to Net Assets Attributed to:
Employer Contributions, Net of Forfeitures of $276	$6,554
Participant Contributions	21,431
Net Appreciation in Fair Value of Investments	10,287
Income from Collective Trust	2,751
Interest from Participant Loans	533
Dividends from Common Stock	865

Total Additions to Net Assets	42,421

Deductions From Net Assets Attributed to:
Benefits Provided to Participants	28,005
Investment Expenses	388

Total Deductions from Net Assets	28,393

Increase in Net Assets Available for Benefits	14,028
Net Assets Available for Benefits, Beginning of the Year	228,650

Net Assets Available for Benefits, End of the Year	$242,678

The Notes to the Financial Statements are an integral part of these financial statements.

UNITRIN, INC. 401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 1 – Basis of Presentation

The financial statements of the Unitrin, Inc. 401(k) Savings Plan (the “Plan”) included herein have been prepared on an accrual basis under accounting principles generally accepted in the United States of America (“GAAP”).

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Significant Accounting Policies

Investments, except for loans to participants and investments in the Invesco Stable Value Trust, are stated at fair value. Loans to participants are stated at unpaid principal balances. The Invesco Stable Value Trust is a collective trust, and its investments are generally stated at contract values. Shares of mutual funds are valued at the net asset value of the shares held by the Plan. Fair values of common stock trusts are valued using quoted market prices of the underlying common stock.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Benefits provided to participants are recorded when incurred. Account balances of participants who have elected to withdraw from the Plan, but had not been paid were not material at December 31, 2005 and 2004.

Note 2 – Plan Description

The following summary description of the Plan is for general information only. A more detailed description of the Plan provisions is found in the formal Plan document and in summary materials distributed to Plan participants.

The Plan is a defined contribution plan, which is available to employees of Unitrin, Inc. (“Unitrin” or the “Company”) and certain of its subsidiaries (collectively, the “Companies”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees of the Companies generally become eligible to participate in the Plan on the first day of the month following the employee’s first full month of employment. Employees of the Companies generally become eligible to receive the Unitrin matching contribution following the employee’s first full year of employment.

UNITRIN, INC. 401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 2 – Plan Description (continued)

Subject to Internal Revenue Code (the “Code”) limitations, participants are allowed to defer and contribute between 1% and 60% of their compensation to the Plan. Unitrin provides a monthly matching contribution of 50% of the first 6% of compensation contributed by the participant. Participants are 100% vested in Company contributions after three years of employment. The Plan provides for 100% vesting of Company contributions in the event of a change of control as defined in the Plan.

An individual account is maintained by the Plan’s record keeper for each participant and updated to reflect contributions, actual investment income and withdrawals. Each participant may suspend, resume, or change their rate of contribution at any time. If certain criteria are met, participants may withdraw all or a portion of their vested account balance, subject to certain restrictions. In addition, participants may borrow from their accounts, subject to certain limitations, at prevailing interest rates as determined by the Plan administrator. Effective July 15, 2005, The Princeton Retirement Group, Inc. (“PRG”), a wholly owned subsidiary of Merrill Lynch & Co., purchased the record keeping business of the Plan’s former record keeper, Amvescap Retirement, Inc., and became the Plan’s new record keeper.

While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future date, all participants become 100% vested in benefits earned as of the Plan termination date.

Note 3 – Investments

All investments are directed by participants and held by the Plan’s Trustee, Amvescap National Trust Co. During 2005, the investment options available to participants were expanded while at the same time certain investment options were eliminated. For those investment options that were eliminated, participants were given a period of at least 30 days to transfer their account balances to any of the new and/or remaining investment options. At the end of such period, all remaining balances in such investments were transferred into similar investment options with like objectives and investment style to the original investment options.

UNITRIN, INC. 401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 3 – Investments (continued)

Subject to certain limitations, participants are permitted to invest at December 31, 2005 in one or more of the following investments.

(i)	certain investment funds sponsored by the Capital Amvescap group of companies:

Invesco Stable Value Trust

Invesco 500 Index Trust

AIM Money Market Funds, Inc.;

(ii)	certain investment funds sponsored by the Janus group of companies:

Janus Small Cap Inv Fund

Janus Overseas Fund;

(iii)	a certain investment fund sponsored by the PIMCO Funds group of companies:

PIMCO Total Return Instl Fund;

(iv)	a certain investment fund sponsored by The Dreyfus Corporation group of companies:

Dreyfus Appreciation Fund, Inc.;

(v)	a certain investment fund sponsored by the American Funds group of companies:

American Funds Growth Fund of America R4;

(vi)	a certain investment fund sponsored by the Van Kampen group of companies:

Van Kampen Equity and Income A Fund;

(vii)	a certain investment fund sponsored by the Goldman Sachs group of companies:

Goldman Sachs Mid Cap Value A Fund;

(viii)	a certain investment fund sponsored by the Hotchkis and Wiley group of companies:

Hotchkis and Wiley Large Cap Value A Fund;

(ix)	a certain investment fund sponsored by the Allianz Fund group of companies:

Allianz CCM Mid Cap A Fund;

(x)	a certain investment fund sponsored by the Baron Assets group of companies:

Baron Small Cap Fund;

(xi)	certain investment funds sponsored by the Fidelity Advisor Funds group of companies:

Fidelity Advisor Freedom Inc A

Fidelity Advisor Freedom 2010 A

Fidelity Advisor Freedom 2020 A

Fidelity Advisor Freedom 2030 A

Fidelity Advisor Freedom 2040 A; and

(xii)	the Unitrin Common Stock Trust.

UNITRIN, INC. 401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 3 – Investments (continued)

Investments that represent five percent or more of the Plan’s net assets at December 31, 2005 or 2004 were:

(Dollars in Thousands)	December 31,
Investment	2005	2004
Invesco Stable Value Trust	$62,229	$63,447
Dreyfus Appreciation Fund, Inc.	26,757	26,940
Unitrin Common Stock Trust	23,212	22,287
Invesco 500 Index Trust	17,391	17,421
American Funds Growth Fund of America R4	16,882	—
Janus Overseas Fund	16,314	9,299
PIMCO Total Return Instl Fund	14,729	13,925
Janus Small Cap Inv Fund	13,447	13,310
Van Kampen Equity and Income A Fund	13,266	—
AIM Premier Equity Fund	—	16,434
AIM Total Return Fund	—	12,805
AIM Dynamics Fund	—	12,153

UNITRIN, INC. 401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 3 – Investments (continued)

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year, and other fund or investment company distributions) appreciated or (depreciated) in value as follows:

(Dollars in Thousands) Investment
Janus Overseas Fund	$3,588
AIM Dynamics Fund	1,239
Janus Small Cap Value Fund	1,190
Dreyfus Appreciation Fund, Inc.	1,130
Invesco 500 Index Trust	914
AIM Premier Equity Fund	889
Fidelity Advisor Growth Opportunities Fund	871
PIMCO Funds Total Return Fund	399
AIM Total Return Fund	227
American Funds Grth Fund Amer	149
Goldman Sachs Mid Cap Value A Fund	34
Baron Small Cap Fund	27
Fidelity Advisor Freedom 2010 A	16
Fidelity Advisor Freedom 2020 A	11
Van Kampen Equity and Income A Fund	7
Fidelity Advisor Freedom 2030 A	3
Allianz CCM Mid Cap A Fund	(38)
Hotchkis and Wiley Large Cap Value A Fund	(39)
Unitrin Common Stock Trust	(330)

Net Appreciation in Fair Value of Investments	$10,287

Additional information concerning the above listed investments is contained in the prospectuses and financial statements of the funds.

UNITRIN, INC. 401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 4 – Federal Income Tax Status

The Plan is exempt from income taxes under Section 401(a) of the Code. The Plan obtained a favorable determination letter dated October 29, 2002 from the Internal Revenue Service (the “IRS”). Subsequent to the receipt of the determination letter, the Plan was amended. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be exempt from income taxes. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Under Federal income tax statutes, regulations and interpretations, income taxes on amounts that a participant accumulates in the Plan are deferred and therefore not included in the participant’s taxable income until those amounts are actually distributed. Except for certain contributions made prior to April 1, 1993, contributions are considered pre-tax deposits and are not subject to Federal income taxes at the time of contribution. Prior to April 1, 1993, certain contributions were made on an after-tax basis and are not subject to income tax when they are distributed to the participant because they have already been taxed. A participant’s account balance, except for after-tax contributions made prior to April 1, 1993, is taxable income and generally is taxed at ordinary income tax rates when distributed. However, favorable tax treatment through special averaging provisions may apply to participants of a certain age. An additional 10 percent Federal income tax penalty may be imposed on all taxable income distributed to a participant unless the distribution meets certain requirements contained within Section 72 of the Code.

Taxable distributions from the Plan generally are subject to a 20 percent Federal income tax withholding unless directly rolled over into another eligible employer plan or Individual Retirement Account. Distributions of Unitrin common stock generally are not subject to the 20 percent withholding, and special tax rules may apply to the calculation of “net unrealized appreciation” on such stock.

If the Code and the Plan’s requirements concerning loans to participants are satisfied, the amounts of the loans will not be treated as a taxable distribution. If, however, the loan requirements are not satisfied and a default occurs, the loans will be treated as distributions from the Plan for Federal income tax purposes, and the tax consequences discussed above for distributions may apply. Interest payments made on the loans are generally not tax deductible.

UNITRIN, INC. 401(k) SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2005 and 2004

Note 5 – Related Parties

Participants are permitted to invest in certain investment funds sponsored by the Capital Amvescap group of companies. The Plan’s Trustee and former record keeper are affiliates of the Capital Amvescap group of companies.

One of Unitrin’s directors, Mr. Fayez Sarofim, is the Chairman of the Board, President and majority shareholder of Fayez Sarofim & Co. (“FS&C”), a registered investment advisory firm. FS&C is a sub-investment adviser of the Dreyfus Appreciation Fund, Inc., which is an investment option in the Plan.

Plan assets at December 31, 2005 and 2004 included 515,175 shares and 490,362 shares of Unitrin common stock, respectively, at aggregate fair values of approximately $23.2 million and $22.3 million, respectively. For the years ended December 31, 2005 and 2004, the Plan recorded dividends of approximately $0.9 million and $0.8 million, respectively, from participants’ investments in the Unitrin Common Stock Trust.

Unitrin, Inc. 401(k) Savings Plan

Schedule of Assets (Held at End of Year)

As of December 31, 2005

(Dollars in Thousands)

EIN #: 95-4255452

PLAN #: 003

Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
*	Invesco Stable Value Trust	Collective Trust	$62,229
*	Dreyfus Appreciation Fund, Inc.	Mutual Fund Shares	26,757
*	Unitrin Common Stock Trust	Common Stock	23,212
*	Invesco 500 Index Trust	Collective Trust	17,391
	American Funds Growth Fund of America R4	Mutual Fund Shares	16,882
	Janus Overseas Fund	Mutual Fund Shares	16,314
	PIMCO Total Return Instl Fund	Mutual Fund Shares	14,729
	Janus Small Cap Inv Fund	Mutual Fund Shares	13,447
	Van Kampen Equity and Income A Fund	Mutual Fund Shares	13,266
	Allianz CCM Mid Cap A Fund	Mutual Fund Shares	11,352
	Hotchkis and Wiley Large Cap Value A Fund	Mutual Fund Shares	10,135
	Goldman Sachs Mid Cap Value A Fund	Mutual Fund Shares	1,559
	Baron Small Cap Fund	Mutual Fund Shares	972
	Fidelity Advisor Freedom 2010 A	Mutual Fund Shares	700
	Fidelity Advisor Freedom 2020 A	Mutual Fund Shares	598
	Fidelity Advisor Freedom 2030 A	Mutual Fund Shares	125
	Fidelity Advisor Freedom 2040 A	Mutual Fund Shares	11
	Fidelity Advisor Freedom Inc. A	Mutual Fund Shares	4
*	AIM Money Market Funds, Inc.	Mutual Fund Shares	2
*	Participants	Participant Loans (5.0% - 11.5% Maturing 2006 to 2015)	11,184

			$240,869

*	This party is known to be a party-in-interest to the Plan.

See Accompanying Report of Independent Registered Public Accounting Firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, Unitrin, Inc., as plan administrator of the Unitrin, Inc. 401(k) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITRIN, INC. 401(k) SAVINGS PLAN By: Unitrin, Inc.

/s/ Richard Roeske
Richard Roeske Vice President June 28, 2006